July 3, 2025

Michael Blend
Chief Executive Officer
System1, Inc.
4235 Redwood Avenue
Los Angeles, CA 90066

       Re: System1, Inc.
           Registration Statement on Form S-3
           Filed June 27, 2025
           File No. 333-288380
Dear Michael Blend:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Brent Epstein, Esq.